ARTIN CONSULTING

1000 Las Vegas Blvd, Ste 241

Las Vegas, NV 89110

March 15, 2017

Securities and Exchange Commission

Attn: Heather Percival

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Artin Consulting Inc

Registration Statement on Form S-1A Filed February 13, 2017

File No. 333-216026

On behalf of Artin Consulting Inc (the “Company”), here is the response to the comments set forth in the letter from Ms. Percival of the U.S. Securities and Exchange Commission (the “Staff”) dated March 8, 2017, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff comments in the order in which they were set forth in the Staff letter. They are numbered accordingly, with the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Kateryna Malenko

Prospectus Front Cover

1.	Please limit the cover of your prospectus to one page and include a page number in your cross-reference to the risk factors section. Refer to Item 501(b) of Regulation S-K.

Response: The cover has been adjusted and limited to one page.

Prospectus Summary, page 1

2.	Please reconcile your disclosure that you have 28,009,000 shares outstanding with the sum of the share issuances mentioned in your bullet points on page 15.

Response: It has been reconciled.

Business Overview, page 1

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There were no written communications.

Price per share, page 3

4.	We note your disclosure on your prospectus cover that you are a shell company and that the selling shareholders are underwriters who must sell their respective shares at the disclosed fixed price for the duration of the offering. Please revise your disclosure on page 3 and throughout your prospectus to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price.

Response: It has been revised.

Risk Factors, page 5

5.	We note your disclosure on page 15 indicating that your officer is a “non-U.S. person.” Please provide us your analysis of whether the location of your officer and assets presents a material risk to United States investors who may be seeking to enforce their rights and remedies under the United States federal securities laws. Address in your response the risk United States stockholders face in:
•	effecting service of process within the United States;
•	enforcing judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws;
•	enforcing judgments of United States courts based on civil liability provisions of the United States federal securities laws in foreign courts; and
•	bringing an original action in foreign courts to enforce liabilities based on the United States federal securities laws.

Response: It has been adjusted adding “Due to the company’s headquarters being located outside the United States, U.S. investors may experience difficulties in attempting to effect service of process to enforce judgments based upon U.S. Federal Securities Laws against the company and its non-U.S. resident officer and director. “

Having an officer and director owning 82% of the company..., page 5

6.	Please reconcile your disclosure in this risk factor that your officer anticipates devoting between five and ten hours per week to your operations with your disclosure on page 9 that she anticipates devoting between 20-75% of her time, or 8-30 hours per week, on your operations and your disclosure on page 26 that she intends to spend approximately 10 hours per month on your operations.

Response: It has been reconciled.

7.	Please reconcile your disclosure here that the registrant is offering and selling the shares in this offering with the information on your prospectus cover. Also please tell us who is the “other party selling the common stock” mentioned in the last sentence on page 18.

Response: The language has been reconciled. There is no other party. That wording has been deleted. The Company will bear all costs relating to registration of the common stock. The CEO has verbally agreed to advance funds if needed.

Potential conflicts of interest may result in loss of business...., page 5

8.	Please revise your risk factor to disclose the “other employment opportunities” and “other personal and professional interests” that may create a conflict of interest for your officer.

Response: Revised, “Kateryna Malenko is involved in other employment opportunities and may periodically face a conflict in selecting between ARTIN CONSULTING INC and Kat Consulting, her private company and other personal and professional interests”

Company to continue as a going concern for a reasonable period of time, page 5

9.	Please revise the heading of this risk factor to accurately reflect the disclosure in the risk factor.

Response: It has been revised.

The Company’s securities are subject to the penny stock rules..., page 6

10.	Please tell us the authority on which you rely for your statement that “[i]nvestors in penny stocks may be entitled to cancel the purchase and receive a refund if a sale is in violation of the penny stock rules...”

Response: It has been corrected.

The Company’s business analysis being done by a non-professional..., page 7

11.	Please reconcile your reference to merger or acquisition candidates in this risk factor with your disclosed plan of operation beginning on page 24.

Response: It has been reconciled.

General domestic and international economic conditions..., page 8

12.	In appropriate risk factors, please clearly describe the specific risks related to the countries in which you intend to operate.

Response: The Form has been revised by deleting that paragraph. The Company anticipates having operations in many countries. At this time there is no specific risk related to any country.

If we do not final a Registration Statement on Form 8-A..., page 10

13.	Please address in this risk factor the automatic suspension of reporting obligations in Exchange Act Section 15(d) if you do not register your securities under the Section 12(g).

Response: Wording has been revised.

Our Financial Statements may not be comparable to..., page 12

14.	Please reconcile the risk factor disclosure that you elected to take advantage of the extended transition period for new accounting standards with disclosure elsewhere in your document that you have irrevocably opted out of the extended transition period election.

Response: They have been reconciled.

We will not be required to comply..., page 12

15.	Please tell us the authority on which you rely for your statement in the last clause of the first paragraph in this risk factor which states that you will not be required to make an assessment of your internal control over financial reporting pursuant to Section 404 until the date that you are no longer an emerging growth company.

Response: It has been revised

The Shares Eligible for Future Sale..., page 14

16.	Please reconcile your disclosure in this risk factor with your disclosure in the first paragraph on page 23.

Response: It has been reconciled.

Special Note Regarding Forward-Looking Statements…,, page 15

17.	Please tell us the purpose of attributing statements in your prospectus to your CEO as you do in the first sentence of this section. Is the registrant seeking to disclaim responsibility for the statements? Are you seeking to present the statements as made on the authority of an expert within the meaning of Section 11 of the Securities Act and Rule 436?

Response: It has been revised.

Item 7 – Selling Shareholder…, page 15

18.	Please clarify whether bullet points 1 and 3 and bullet points 2 and 4 refer to the same transaction or two separate transactions. If the bullet points represent the same transaction, please remove the duplication and, in an appropriate section of your registration statement, clearly disclose the exemption you relied upon to sell your securities without registration under the Securities Act.

Response: It has been revised, they are the same.

Plan of Distribution…, page 17

19.	Please reconcile your disclosure that the sale price has been determined by the Company based on the price the shares were sold to the selling shareholders with your disclosure on page 15 that one investor bought 2.5 million shares at $0.001 per share.

Response: It has been reconciled.

20.	Please reconcile your disclosure in the last paragraph on page 18 that your “directors” have verbally agreed to advance additional funds to complete this offering with your disclosure on page 3 that only one director has verbally agreed to advance additional funds and your disclosure on page 24 that there are currently no verbal agreements between you and your “officers and directors.” Please also reconcile your multiple references to “officers” in your registration statement, such as on pages 3, 9, 21 and 22, with your disclosure on page 26 that you have only one officer.

Response: It has been reconciled.

Description of Business…,, page 20

21.	Please revise your disclosure to describe more specifically the “many contacts” your officer has developed over the years.

Response: It has been revised.

Description of Property…, page 22

22.	Please more fully describe to us the arrangements to use your office space “free of charge.” Include in your response the person who is providing you the office space and your consideration of whether the arrangement should be disclosed as a related-person transaction given Regulation S-K Item 404. Also disclose the location and general character of the property.

Response: The space (1000 North Nellis) is a mail box that Director Roseberry rented for the Company. The officer and both directors work from home offices at no charge to the Company. The form has been revised.

Limited Operating History; Need for Additional Capital…, page 24

23.	Please reconcile your disclosure here that you do not have enough cash on hand to cover completion of this offering with (1) your disclosure on page 3 indicating that the offering costs are less than the amount of cash disclosed in your balance sheet, and (2) your disclosure on page 6 that your CEO has agreed to pay all offering expenses.

Response: It has been reconciled.

Background of Directors, Executive Officers, Promoters and Control Persons…, page 27

24.	Please disclose here Ms. Malenko’s involvement in Kat Consulting Corp. as disclosed on page 14. Also tell us whether Kat Consulting Corp. is or may be your competitor.

Response: It has been revised, Kat Consulting Corp is Ms. Malenko’s private company. It is not a competitor of Artin Consulting Inc.

25.	Please reconcile the first sentence of this section that your officer has been self-employed since 2011 with your disclosure that your officer was working as a junior business consultant and then project manager at MMS Group LTD in 2011.

Response: It has been reconciled.

26.	Please disclose the principal business of each corporation or organization in which occupations or employment were carried on as required by Regulation S-K Item 401(e)(1).

Response: It has been revised.

Security Ownership of Certain Beneficial Owners and Management…, page 29

27.	Please disclose the name and address of each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of that entity. We note for example the greater then five percent owners that you mention on page 16.

Response: It has been revised and disclosed.

Reports to Security Holders…, page 30

28.	Please reconcile your disclosure here that you will file a Form 8-A concurrently with this registration with your disclosure in the second risk factor on page 10 that you intend to voluntarily file a Form 8-A at or prior to December 31, 2017.

Response: It has been revised.

Financial Statements…., page 31

29.	Please revise to present Statements of Stockholders’ Equity and of Cash Flows that are mathematically accurate.

Response: It has been corrected.

Item 15 - Recent Sales of Unregistered Securities…, page II-3

30.	Please tell us where the entities listed in your selling shareholder table are incorporated, and tell us how that location is consistent with your conclusion you were able to rely on Regulation S for your unregistered offerings. See Rule 902(k) of Regulation S.

Response: There are three majority shareholders; Kat Consulting Corp., 0975456 BC Ltd., and Topline Holdings Inc. All are incorporated in the State of Nevada. The form has been revised.

Signatures…, page II-7

31.	Please do not alter the language that Form S-1 requires to appear on the Signatures page. We note your omission of required language from the first sentence.

Response: The language has been revised.

Exhibit 5.1

32.	We note that the legal opinion states that the shares are “to be sold by the Company” and that the shares “will be” duly and validly authorized, legally issued, fully paid and non-assessable “when issued by the Company.” However, your prospectus indicates that the offered shares are already outstanding. Therefore, the legality opinion that you file should recognize that these securities are outstanding and address whether the shares “are” legally issued, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011). Please obtain and file an appropriate opinion.

Response: This has been revised.

33.	Please tell us who are the “others” mentioned at the end of the penultimate paragraph of the opinion. Also tell us why reliance on representations from those “others” is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). In this regard, we note that counsel has assumed the accuracy and completeness of corporate records; please also tell us why the assumption is necessary given the reliance mentioned in the penultimate paragraph of the opinion.

Response: This has been revised.